SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____	No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	an announcement regarding 2011 third quarter results of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 27, 2011; and
2.	an announcement regarding the notice of the second extraordinary general meeting for the year 2011 of the registrant, made by the Registrant on October 28, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Third Quarter Results Announcement for 2011

§1      Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The third quarterly report for 2011 (the “Quarterly Report”) was approved on the 16th meeting of the Fourth Session of the Board of Directors of Sinopec Corp.

1.3	The financial statements in the Quarterly Report were not audited.

1.4
Mr. Fu Chengyu, Chairman of the Board of Directors, Mr. Wang Tianpu, Vice Chairman of the Board of Directors and President, Mr. Wang Xinhua, Chief Financial Officer and Head of the Accounting Department warrant the authenticity and completeness of the financial statements contained in the Quarterly Report.

§2      Basic Information of Sinopec Corp.

2.1	Principal financial data and indicators

2.1.1	Principal financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”).

	As at 30 September 2011	As at 31 December 2010	Changes from the end of last year (%)
Total assets (RMB millions)	1,081,931	985,389	9.8
Total equity attributable to shareholders of the Company (RMB millions)	466,575	421,127	10.8
Net assets per share attributable to shareholders of the Company (RMB)	5.381	4.857	10.8
	Nine-month period ended 30 September (January - September)
	2011	2010	Changes over the same period of the preceding year (%)
Net cash flow from operating activities (RMB millions)	78,449	95,240	(17.6)
Net cash flow from operating activities per share (RMB)	0.905	1.098	(17.6)

	Three-month period ended 30 September (July - September)			Nine-month period ended 30 September (January - September)
	2011	2010	Changes over the same period of the preceding year (%)	2011	2010	Changes over the same period of the preceding year (%)
Net profit attributable to shareholders of the Company (RMB millions)	19,721	19,621	0.5	59,960	56,397	6.3
Basic earnings per share (RMB)	0.228	0.226	0.5	0.692	0.650	6.3
Diluted earnings per share (RMB)	0.220	0.224	(1.8)	0.672	0.642	4.7
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.228	0.221	3.2	0.687	0.625	9.9
Weighted average return on net assets (%)	4.27	4.71	(0.44) percentage points	13.36	13.94	(0.58) percentage points
Weighted average return (before extraordinary gain and loss) on net assets (%)	4.26	4.65	(0.39) percentage points	13.26	13.49	(0.23) percentage points

Extraordinary items	Nine-month period ended 30 September 2011 (January - September) (RMB millions)
Gain on disposal of non-current assets	(609)
Donations	33
Gain on holding and disposal of various investments	1
Other non-operating income and expenses, net	(49)
Subtotal	(624)
Tax effect	156
Total	(468)
Attributable to: Equity shareholders of the Company	(431)
Minority interests	(37)

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (“IFRS”)

	As at 30 September 2011	As at 31 December 2010	Changes from the end of last year (%)
Total assets (RMB millions)	1,091,513	995,822	9.6
Total equity attributable to equity shareholders of the Company (RMB millions)	464,488	419,604	10.7
Net assets per share (RMB)	5.357	4.840	10.7
Adjusted net assets per share (RMB)	5.257	4.747	10.7
	Nine-month period ended 30 September (January - September)
	2011	2010	Changes over the same period of the preceding year (%)
Net cash generated from operating activities (RMB millions)	78,074	94,958	(17.78)

	Three-month period ended 30 September (July - September)			Nine-month period ended 30 September (January - September)
	2011	2010	Changes over the same period of the preceding year (%)	2011	2010	Changes over the same period of the preceding year (%)
Profit attributable to equity shareholders of the Company (RMB millions)	20,222	19,633	3.00	61,396	56,431	8.80
Basic earnings per share (RMB)	0.233	0.226	3.00	0.708	0.651	8.80
Diluted earnings per share (RMB)	0.226	0.224	0.89	0.688	0.643	7.00
Return on net assets (%)	4.35	4.84	(0.49) percentage points	13.22	13.92	(0.70) percentage points

2.2	Number of shareholders at the end of the reporting period is 820,341, including 813,459 holders of A shares and 6,882 holders of H shares.

List for number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period:

Number of shareholders at the end of the reporting period	820,341
	Top ten shareholders holding tradable shares without selling restrictions
Name of shareholders (full name)	Number of shares without selling restrictions at the end of this reporting period (1,000 shares)	Type of shares (A, H shares or others)
China Petrochemical Corporation	65,758,044	A
HKSCC (Nominees) Limited	16,660,222	H
Guotai Junan Securities Co., Ltd.	255,218	A
China Life Insurance Co., Ltd. - Dividend - Personal Dividend - 005L - FH002 Shanghai	186,120	A
PICC Life Insurance Company Limited - Dividend - Dividend of Individual Insurance	118,054	A
Yinhua - Dow Jones China 88 Selected Securities Investment Fund	55,325	A
Harvest Theme New Power Securities Investment Fund	52,101	A
Huaan Hongli Securities Investment Fund	51,200	A
Shanghai Stock Exchange 50 ETF	38,029	A
EFund 50 Index Securities Investment Fund	31,344	A

2.3      Review of operating results

In the first three quarters of 2011, the Chinese economy continued to grow rapidly, domestic demand for refined oil and chemical products grew steadily. The Company had implemented strategies in relation to resources, marketing, integration, internationalization, differentiation and low-carbon strategies, achieving continuous growth of production and operation. The exploration and production segment had increased domestic oil and gas output; the oil refining segment had been at high utilization rate to increase refined oil product output; the marketing segment had worked hard to increase the sales volume, the volume of production and sales of chemical products had increased steadily. In the first three quarters, we had witnessed a steady improvement of the overall performance by overcoming the impact of refining loss caused by the controlled price of oil products.

Exploration & Production Segment: We had achieved excellent results in applying new technologies for exploration and production, made significant progress in conducting staged fracturing tests for horizontal wells in tight sandstone reservoirs. We had successfully undertaken staged fracturing of horizontal wells in our Zhenjing oil field in Erdos and the Daniudi gas field in Erdos Basin, with a significant increase in production. In oil exploration, we had made new discoveries in our matured fields in eastern China, the Tuofutai area of the Tahe oil field in western China, and the northern rim of the Junggar Basin. In gas exploration, we made new discoveries in deep marine facies and middle and shallow strata of the Yuanba area in northeastern Sichuan and in the shallow strata of the western Sichuan Basin. Meanwhile, we had accelerated the exploration and development of unconventional oil and gas. In oil-field development and production, we had made advances in improving the reserve development ratio, oil recovery rate and unit well productivity, maintained stable production of eastern oilfields and speeded up the building of the production capacity of western oilfields. Construction is now underway smoothly in Dawan area, western Sichuan area and Daniudi gas field. Domestically, the Company produced 226.81 million barrels of crude oil in the first three quarters, a year-on-year increase of 0.5%, and 382.3 billion cubic feet of natural gas, a year-on-year increase of 22.1%. Overseas production of crude oil dropped sharply due to the impact of overhaul, although production has been resumed in the third quarter.

Refining Segment: The Company maintained its refining operations at full utilization rate. We made great efforts in increasing the production of refined oil products and light chemical feedstock production and ensured a stable supply to both the market and chemical segment, and we implemented plans to revamp and expand our refineries in an effort to upgrade the quality of oil products. By optimizing the procurement and transportation of crude oil, we reduced the costs and improved our profitability. We also strengthened the marketing of products such as asphalt, LPG, petroleum coke and solvent oil. In the first three quarters, the Company processed 4.37 million barrels of crude oil daily, representing a year-on-year growth of 3.6%.

Marketing and Distribution Segment: We had continued to improve our service quality, strengthen quality management for outsourced oil products so as to upgrade our service level to customers. We strengthened the procurement and logistics in response to market to ensure timely supply to the market. In addition we increased the distribution of high-grade products to encourage the consumption of clean and green products. We also proactively expanded non-fuel business, further improved the marketing network and stepped up network management. In the first three quarters, the total domestic sales of refined oil amounted to 113.57 million tonnes, among which retail of oil product was 75.55 million tonnes, representing a year-on-year growth of 8.8% and 17.8% respectively. Meanwhile, we made greater efforts in expanding our presence in the overseas market, and achieved a significant increase in overseas oil product sales volume as compared with the same period of 2010.

Chemicals Segment: The Company adjusted plant loads according to supply and demand based on market conditions. We adjusted our product mix by increasing the proportion of high-end products. We also finetuned our marketing strategy and leveraged the advantage of an effective system built among production, sales and research to increase customer satisfaction. In the first three quarters, the production of ethylene was 7.356 million tonnes, increase by 11.3% year on year, and the production of synthetic resin was 10.067 million tonnes, increased 5.6% year on year.

Summary of Principal Operating Results for the First Three Quarters

Operating Data	Unit	Nine-month period ended September 30		Changes over the same period of the preceding year (%)
		2011	2010
Exploration and Production
Crude oil production	Million barrels	239.56	248.54	(3.6)
China	Million barrels	226.81	225.65	0.5
Overseas	Million barrels	12.75	22.89	(44.3)
Natural gas production	Billion cubic feet	382.25	313.18	22.1
Oil and gas production	Million barrels of oil equivalent	303.27	300.73	0.8
Realised Crude oil price	USD / barrel	98.23	70.57	39.2
Realised natural gas price	USD / thousand cubic feet	5.47	4.71	16.1
Refining (note 1)
Refinery throughput	Thousand barrels / day	4,370	4,218	3.6
Gasoline, diesel and kerosene production	Million tonnes	95.45	92.25	3.5
Gasoline	Million tonnes	27.59	26.89	2.6

Diesel oil	Million tonnes	57.63	55.99	2.9
Kerosene	Million tonnes	10.23	9.37	9.2
Light chemical feedstock production	Million tonnes	27.37	25.86	5.8
Light yield	%	76.18	75.71	0.47 percentage points
Refining yield	%	95.20	94.78	0.42 percentage points
Marketing and Distribution
Total sales volume of oil products	Million tonnes	121.58	110.24	10.3
Total domestic sales volume of oil products	Million tonnes	113.57	104.35	8.8
Retail	Million tonnes	75.55	64.14	17.8
Direct sales	Million tonnes	24.12	24.43	(1.3)
Wholesale	Million tonnes	13.90	15.78	(11.9)
Total number of service stations (note 2)	Stations	30,103	30,116	0
Including:Company-operated	Stations	30,073	29,601	1.6
Franchised	Stations	30	515	(94.2)
Annualized average throughput per station (Note 3)	Tonne/station	3,348	2,960	13.1
Chemicals (Note 1)
Ethylene	Thousand tonnes	7,356	6,610	11.3
Synthetic resin	Thousand tonnes	10,067	9,532	5.6
Synthetic rubber	Thousand tonnes	746	719	3.8
Synthetic fiber monomer and polymer	Thousand tonnes	7,086	6,524	8.6
Synthetic fiber	Thousand tonnes	1,044	1,030	1.4
Urea	Thousand tonnes	680	1,128	(39.7)

Note:	1	Including 100% throughput of Joint Ventures;
	2	Service station data in 2010 (unit: Station) is as of December 31, 2010;
	3	Annualized average throughput per station is an annualized average of company-operated service stations.

Capital expenditure:

In the first three quarters of 2011, the Company’s accumulated capital expenditure amounted to RMB 57.028 billion. Among those, the exploration and production segment accounted for RMB 23.266 billion, which were mainly for the exploration and development in Shengli beach Oilfield, northwest Tahe Oilfield, natural gas exploration and development in northeastern Sichuan and the Shandong LNG project. Newly-built crude oil and natural gas production capacity reached 2.67 million tonnes per year and 951 million cubic meters per year respectively. The oil refining segment accounted for RMB 8.538 billion, mainly for diesel quality upgrading, refinery revamping projects in Beihai and Changling as well as for the construction of Rizhao-Yizheng crude oil pipeline. The chemical segment accounted for RMB 6.801 billion, mainly for the construction of an 800,000 tonne ethylene plant in Wuhan and the revamping of production facilities in line with feedstock transformation in an MTO plant in Zhongyuan. The marketing and distribution segment accounted for RMB 17.489 billion, mainly for the construction of service stations on highways, in key cities and new areas, oil depots and oil product transfer network, with 1,063 service stations newly developed over the period. Capital expenditures by the corporate and others were RMB 934 million.

§3      Significant events

3.1
Significant changes in major items contained in the consolidated financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”) and the reasons for such changes.

Items of Consolidated Balance Sheet	As at 30 September 2011	As at 31 December 2010	Increase/(decrease)		Main Reasons for Changes
			Amount	Percentage
	RMB millions	RMB millions	RMB millions	%
Cash at bank and on hand	27,189	18,140	9,049	49.88	Mainly due to the deposits of the special funds for bonds.
Bills receivable	27,691	15,950	11,741	73.61	Mainly due to expanded business scale of the Company, and the Company has controlled the discount of bills held by the Company.
Accounts receivable	68,510	43,093	25,417	58.98	Mainly due to expanded business scale of the Company, and increased price of main products.
Prepayments	12,268	5,247	7,021	133.81	Mainly due to increase of prepayments for outsource oil products, customs deposit and purchase expenditure for bulk commodities such as steel.
Non-current liabilities due within one year	32,962	5,530	27,432	496.06	Mainly due to bonds due next year categorised under this item.
Items of Consolidated Income Statement	As at 30 September 2011	As at 30 September 2010	Increase/(decrease)		Main Reasons for Changes
			Amount	Percentage
	During the nine-month periods		RMB millions	%
	RMB millions
Operating income	1,875,102	1,427,622	447,480	31.3	Mainly due to expanded business scale of the Company, increased high value-added products, increased volume of trade, and the increased prices of crude oil and petrochemical products year-on-year.
Operating costs	1,564,326	1,161,324	403,002	34.7	Mainly due to the increased cost of crude oil and other raw materials.
Gain/(loss) from changes in fair value	274	540	(266)	(49.3)	H share price fluctuation of the Company has caused alteration of the fair value of convertible and embedded derivatives abroad.
Investment income	3,992	2,969	1,023	34.5	Mainly due to the increase in the investment income of the Company from associates and jointly controlled entities year-on-year

3.2      Significant events and their impacts as well as the analysis and explanations for the solutions

√ Applicable □ Inapplicable

3.2.1Matters related to the contemplated issuance of domestic corporate bond of no more than RMB 20 billion and convertible bond of RMB 30 billion.

On August 26, 2011, the matters related to the issuance of domestic corporate bond of no more than RMB 20 billion and convertible bond of no more than RMB 30 billion were approved at the 15th Meeting of the 4th Session of Board of Directors of Sinopec Corp. It was subsequently approved at the first Extraordinary General Meeting on October 12, 2011. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, Securities Times of Mainland China and the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange on August 29 and October 13, 2011. The proceeds from issuance from the domestic corporate bond will be used in supplementing working capital and repayment of liabilities due, while the proceeds from issuance of the convertible bond will be used in the Shandong LNG project and oil quality upgrading projects in Jinling, Maoming, Yangtze, Changling, Jiujiang, Anqing and Shijiazhuang.

3.3      Status of fulfillment of commitments undertaken by the Company, shareholder and actual controller.

□ applicable √ not applicable

3.4
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

□ applicable √ not applicable

3.5      Implementation of Cash Dividend in the Reporting Period

Authorized at the 2010 annual general meeting and approved at the fifteenth meeting of the 4th Session of the Board of Directors of Sinopec Corp., the dividend distribution plan for the half year ended on June 30, 2011 is RMB 0.10 (including tax) per share, calculated on the basis of shares as of September 16, 2011, amounting to about RMB 8.67 billion of cash dividends, which were distributed on September 28, 2011 to all the shareholders whose names appeared on Sinopec Corp.´s register of members as of September 16, 2011.

3.6	This quarterly results announcement is published in both Chinese and English languages. The Chinese version shall prevail.

By Order of the Board Chairman Fu Chengyu

Beijing, PRC, 27 October 2011

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Notice of the Second Extraordinary General Meeting for the Year 2011

NOTICE IS HEREBY GIVEN that the on-site second extroardinary general meeting ("Extraordinary General Meeting”) of China Petroleum & Chemical Corporation ("Sinopec Corp.” or the "Company”) for the year 2011 will be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Wednesday, 15 December 2011 at 9:00 a.m.. Holders of domestic shares are provided with internet voting to participate at the Extraordinary General Meeting. Unless the context otherwise requires, capitalized terms used herein shall have the same meeting as in the Company’s circular dated 28 October 2011.

I.      Resolution to be considered and approved at the Extraordinary General Meeting

By Way of Special Resolution:

1.
THAT the conversion price of the Convertible Bonds be adjusted downwards; and THAT the Board of directors of Sinopec Corp. be authorised to determine the adjusted conversion price of the Convertible Bonds based on the market condition as of the date of the EGM, subject to certain conditions as set out in the Company´s circular dated 28 October 2011.

II.     Attendee of Extraordinary General Meeting

(I)     Eligibility for attending the Extraordinary General Meeting

Holders of domestic shares of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of Sinopec Corp.’s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 14 November 2011 are eligible to attend the Extraordinary General Meeting. To be entitled to attend the EGM, H Shareholders shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wan Chai, Hong Kong for registration of transfer, by no later than 4:30 pm on Monday, 14 November 2011.

(II)   Proxy

1.
A member eligible to attend and vote at the on-site Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

4.	A proxy may exercise the right to vote by poll.

III.   Registration procedures for attending the on-site Extraordinary General Meeting

(I)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(II)
Holders of H Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Thursday, 24 November 2011.

(III)	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

(IV)	The H Share register of members of Sinopec Corp. will be closed from Tuesday, 15 November 2011 to Thursday, 15 December 2011 (both days inclusive).

IV.   Abstention from voting

Pursuant to the terms of the Offering Document, the above-mentioned resolution is subject to approval of two-thirds of the participating Shareholders with voting rights at the Extraordinary General Meeting. Shareholders who are also CB Holders shall abstain from voting.

V.     Miscellaneous

(I)	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(II)
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at: 166 Lujiazuidong Road, Pudong District, Shanghai.

(III)	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

(IV)	The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District
Beijing
Post Code: 100728
The People’s Republic of China
Telephone No.: (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 28 October 2011

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+, Ma Weihua+, Wu Xiaogen+.

# Executive Director
 * Non-executive Director
 + Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: October 28, 2011